Chief Executive Officer

Boxxy Inc.

Wattova 10

Ostrava 70200

Czech Republic

January 17, 2017

United States

Securities and Exchange Commission

Washington, DC 20549

Boxxy Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 7, 2016

File No. 333-213553

Dear: Mara L. Ransom

In response to your letter dated December 28, 2016 which included comments regarding our registration statement, we have prepared the following responses:

Use of Proceeds, page 16

Comment: 1

We note your revisions in response to prior comment 7. Please revise your disclosure here to explain the nature of the independent contractor fees and the nature of your agreement with Mr. Bekess to loan you funds, including the fact that Mr. Bekess is not obligated to loan you funds, as you did in your response.

Response:

We have disclosed the fact that Mr. Bekess is not obligated to loan us funds.

Dilution, page 17

Comment: 2

We note the updates to the amounts included in the table on page 17 in response to comment 8. It appears that your calculations of net tangible book value after the offering do not take into account estimated offering costs. Please revise your calculations since these costs will reduce post-offering net tangible book value.

Response: We have revised to indicate our estimated offering expenses of $13,600 will be paid by the time we begin to raise funds. No funds out of the offering will be used to pay for offering expenses. Therefore our net tangible book value does not change. We have also added $10,000 of annual corporate compliance fees.

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Comment: 3

We note your addition of the percentage ownership of new and old shareholders in response to comment 10. However, this disclosure is not responsive to the previous comment. Please disclose a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. See Item 506 of Regulation S-K.

Response: We have disclosed a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons as follows:

	25% Offering	50% Offering	75% Offering	100% Offering
Effective old shareholders contributions	$14,282.12	$24,672.55	$31,214.67	$35,214.67

Consolidated Financial Statements, page F-1

Comment: 4

Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date.

Response: We have updated our financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X at the effective date

Please direct any further comments or questions you may have to the company's attorney:

Haddan & Zepfel LLP

610 Newport Center Drive, Suite 330

Newport Beach, CA 92660

Tel: (949)-706-6000

Thank you.

Sincerely,

/s/ Andrejs Bekess

Andrejs Bekess

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